SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: March 12, 2015	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:
In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FOURTH QUARTER AND FULL YEAR 2014 RESULTS

Full Year 2014 Highlights (as compared to the Full Year 2013):

•	Net Revenue Increased 13.7% to US$696.4 Million from US$612.7 Million

•	Gross Profit Increased to US$165.3 Million from US$108.8 Million

•	Gross Margin Improved to 23.7% from 17.8%

•	Operating Profit Increased to US$117.9 Million from US$76.2 Million

•	Net Earnings of US$1.78 Per Basic Common Share and US$1.74 Per Diluted Common Share Compared to US$1.44 Per Basic Common Share and US$1.40 Per Diluted Common Share

•	Generated US$17.8 Million of Free Cash Flow after US$112.9 Million of CapEx

•	Reduced Net Debt by US$51.0 Million

•	Repurchased 1.1 million shares

•	Paid Dividend of US$0.14 Per Share

•	Retained Balance of Cash and Cash Equivalents at US$483.1 Million compared to US$423.2 Million

Hsinchu – 3/12/2015 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2014. All U.S. dollar figures in this release are based on the exchange rate of NT$31.60 against US$1.00 as of December 31, 2014.

Net revenue for the fourth quarter of 2014 was NT$5,796.4 million or US$183.4 million, a decrease of 0.2% from NT$5,806.3 million or US$183.7 million in the third quarter of 2014 and an increase of 18.5% from NT$4,890.1 million or US$154.7 million for the same period in 2013. This is at the high-end of the Company’s guidance, which called for revenue to be flat to down in the low single digits, as compared to the third quarter of 2014.

Net income for the fourth quarter of 2014 was NT$589.1 million or US$18.7 million, and NT$20.31 or US$0.64 per basic common share and NT$19.88 or US$0.63 per diluted common share, as compared to net income for the third quarter of 2014 of NT$573.2 million or US$18.1 million, and NT$19.37 or US$0.61 per basic common share and NT$18.92 or US$0.60 per diluted common share, and compared to net income in the fourth quarter of 2013 of NT$170.8 million or US$5.4 million, and NT$5.77 or US$0.18 per basic common share and NT$5.63 or US$0.18 per diluted common share.

Net revenue for the fiscal year ended December 31, 2014 was NT$22,005.1 million or US$696.4 million, an increase of 13.7% from NT$19,361.9 million or US$612.7 million for the fiscal year ended December 31, 2013. Net income for the fiscal year ended December 31, 2014 was NT$1,663.2 million or US$52.6 million, and NT$56.33 or US$1.78 per basic and NT$54.99 or US$1.74 per diluted common share, compared to net income for the fiscal year ended December 31, 2013 was NT$1,335.3 million or US$42.2 million, and NT$45.55 or US$1.44 per basic and NT$44.27 or US$1.40 per diluted common share.

The unaudited consolidated financial results of ChipMOS for the fourth quarter ended December 31, 2014 included the financial results of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ChipMOS U.S.A., Inc., ThaiLin Semiconductor Corp. (“ThaiLin”) and MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “2014 was a strong year for ChipMOS, as we outgrew the broader semiconductor industry, achieved impressive growth in profitability and free cash flow, and executed the long-term initiatives designed to ensure the Company’s continued success. Our core strategy of focusing on higher margin segments and serving customers we can support and grow with continues to pay off for the Company. We are pleased with our market position and the profile of our customer base, which is both diverse and boasts numerous industry leaders. This has positioned ChipMOS to further benefit from a favorable revenue mix, which we believe is sustainable over the coming quarters. We remain very positive about opportunities in our higher margin LCD driver and memory assembly and test businesses, and have added confidence based on stability in the other segments we serve. As previously discussed, we had an opportunity to increase our CapEx investments in the fourth quarter, based on customer demand levels and in order to put the appropriate resources in place needed for 2015. We invested a majority of our CapEx in our LCD driver business. This directly reflects our confidence in the business and in our customers, which led to an 89% utilization level in the LCD segment in the fourth quarter, even after we added on the additional capacity. We are well positioned to take advantage of further growth, and expect to also benefit from a stable pricing market environment and further industry capacity rationalization. From a structural standpoint, we achieved several major milestones in 2014, including the listing of our subsidiary, ChipMOS Taiwan, on the Taiwan Stock Exchange (“TWSE”) on April 11, 2014. ChipMOS Taiwan subsequently announced a proposal to merge with ThaiLin on November 12, 2014. The required greater than 50% of shareholders of both ChipMOS Taiwan and ThaiLin voted in person or by proxy to approve the proposed merger of the two ChipMOS’ subsidiaries on December 30, 2014. We are pleased with our continued progress and expect to build on our business momentum in 2015 to the benefit of the Company, and our shareholders, as we drive further improvements in our business performance and additional streamlining of our organizational structure.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “The fourth quarter came in at the high end of expectations, with revenue essentially flat with the prior quarter, and gross margin at 25.2%. Fourth quarter net income improved to US$0.64 per basic common share, compared to US$0.18 per basic common share in the year ago period. Our overall utilization level held at 81% in the fourth quarter compared to the third quarter, even after we invested US$50.1 million in CapEx in the quarter. This reflects the expected growth in our LCD driver business and stability in our DRAM business. We ended 2014 with US$483.1 million in cash and cash equivalents, after generating US$177.2 million in cash from operations. As a result, we improved our net debt to equity ratio to -50.8% as of December 31, 2014 compared to -42.9% at the end of 2013, with a net cash balance of US$235.2 million as of December 31, 2014. This is after we reduced our net debt by another US$51.0 million during 2014, after we paid a dividend of US$0.14 per share, after CapEx of US$112.9 million, and after we repurchased a total of 1.1 million shares in 2014, at a cost of US$24.1 million, with 1.0 million shares repurchased under an agreement from Siliconware Precision Industries Co., Ltd. and 73.0 thousand shares bought under our repurchase program. We used the balance of our US$15.0 million share repurchase program in January 2015 when we bought an additional 564.8 thousand shares on the open market.”

Selected Operation Data

	4Q14	3Q14	FY14
Revenue by segment
Testing	22%	24%	23%
Assembly	36%	35%	35%
LCD Driver	25%	23%	24%
Bumping	17%	18%	18%

Utilization by segment
Testing	74%	77%	74%
Assembly	80%	79%	78%
LCD Driver	89%	85%	80%
Bumping	81%	85%	85%
Overall	81%	81%	79%

CapEx	US$50.1 million	US$19.6 million	US$112.9 million
Testing	9%	20%	21%
Assembly	25%	35%	27%
LCD Driver	55%	10%	30%
Bumping	11%	35%	22%

Depreciation and amortization expenses	US$22.5 million	US$22.8 million	US$92.1 million

Condensed consolidated statements of cash flows	Year ended Dec. 31, 2014 US$ million	Year ended Dec. 31, 2013 US$ million
Net cash generated from (used in) operating activities	177.2	196.9
Net cash generated from (used in) investing activities	(105.2)	(95.1)
Net cash generated from (used in) financing activities	(11.9)	41.3
Net increase (decrease) in cash and cash equivalents	60.1	143.1
Effect of exchange rate changes on cash	(0.2)	(0.4)
Cash and cash equivalents at beginning of period	423.2	280.5
Cash and cash equivalents at end of period	483.1	423.2

First Quarter 2015 Outlook

The Company expects first quarter of 2015 revenue to decrease approximately 8% to 12%, as compared to the fourth quarter of 2014, primarily reflecting seasonality in LCD driver for small panels and memory products. The Company expects gross margin on a consolidated basis to be in the range of approximately 21% to 24% for the first quarter of 2015. The Company anticipates depreciation and amortization expenses for the first quarter of 2015 to be approximately US$24 million. Operating expenses are expected to be approximately 6% to 8% of revenues in the first quarter of 2015. The Company expects CapEx spending to be approximately US$37 million in the first quarter of 2015, with CapEx spending for the full year 2015 to be less than US$125 million. The total number of the Company’s outstanding common shares at the end of the first quarter of 2015 is expected to be approximately 29 million.

Investor Conference Call / Webcast Details

ChipMOS will review detailed fourth quarter 2014 results on Thursday, March 12, 2015 at 7:00PM Eastern Time (7:00 AM Taiwan time, Friday, March 13, 2015). The conference call-in number is +1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing +1-858-384-5517, with confirmation ID number 13600924.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on TWSE under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months and the Year Ended Dec. 31, 2014 and Dec. 31, 2013

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended		Year ended
	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
	USD	USD	USD	USD
Revenue	183.4	154.7	696.4	612.7
Cost of revenue	(137.2)	(125.3)	(531.1)	(503.9)

Gross profit	46.2	29.4	165.3	108.8

Other operating income	3.1	0.4	5.8	14.0
Research and development expenses	(5.6)	(5.1)	(21.5)	(17.9)
Sales and marketing expenses	(0.7)	(0.8)	(3.2)	(3.4)
Administrative and general expenses	(6.1)	(6.1)	(23.9)	(22.1)
Other operating expenses	0.0	(1.1)	(4.6)	(3.2)

Operating profit	36.9	16.7	117.9	76.2

Non-operating income (expenses), net	5.2	1.9	7.9	3.4

Profit (loss) before tax	42.1	18.6	125.8	79.6

Income tax benefit (expense)	(10.2)	(11.8)	(32.8)	(26.2)

Profit (loss) for the year	31.9	6.8	93.0	53.4

Attributable to:
Equity holders of the Company	18.7	5.4	52.6	42.2
Non-controlling interests	13.2	1.4	40.4	11.2

	31.9	6.8	93.0	53.4

Profit (loss) for the year	31.9	6.8	93.0	53.4
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	0.7	0.3	0.9	0.9
Net actuarial losses	(0.5)	(1.0)	(0.5)	(1.0)
Income tax effect	0.1	0.2	0.1	0.2

Total other comprehensive income (loss)	0.3	(0.5)	0.5	0.1

Total comprehensive income (loss)	32.2	6.3	93.5	53.5

Attributable to:
Equity holders of the Company	18.7	4.5	52.8	41.9
Non-controlling interests	13.5	1.8	40.7	11.6

	32.2	6.3	93.5	53.5

Earnings (loss) per share attributable to the Company - basic	0.64	0.18	1.78	1.44

Shares outstanding (in thousands) - basic	29,003	29,621	29,527	29,319

Net income (loss) attributable to the Company - diluted	18.6	5.4	52.6	42.2

Earnings (loss) per share attributable to the Company - diluted	0.63	0.18	1.74	1.40

Shares outstanding (in thousands) - diluted	29,627	30,357	30,244	30,162

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$31.60 against US$1.00 as of Dec. 31, 2014. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months and the Year Ended Dec. 31, 2014 and Dec. 31, 2013

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	3 months ended		Year ended
	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
	NTD	NTD	NTD	NTD
Revenue	5,796.4	4,890.1	22,005.1	19,361.9
Cost of revenue	(4,336.1)	(3,960.7)	(16,782.2)	(15,922.4)

Gross profit	1,460.3	929.4	5,222.9	3,439.5

Other operating income	96.4	11.9	182.3	442.4
Research and development expenses	(175.8)	(161.8)	(678.8)	(564.5)
Sales and marketing expenses	(23.3)	(24.6)	(101.8)	(107.7)
Administrative and general expenses	(193.6)	(193.4)	(755.6)	(699.1)
Other operating expenses	0.8	(33.1)	(144.6)	(100.8)

Operating profit	1,164.8	528.4	3,724.4	2,409.8

Non-operating income (expenses), net	165.5	60.9	250.4	106.3

Profit (loss) before tax	1,330.3	589.3	3,974.8	2,516.1

Income tax benefit (expense)	(323.2)	(374.1)	(1,036.3)	(827.1)

Profit (loss) for the year	1,007.1	215.2	2,938.5	1,689.0

Attributable to:
Equity holders of the Company	589.1	170.8	1,663.2	1,335.3
Non-controlling interests	418.0	44.4	1,275.3	353.7

	1,007.1	215.2	2,938.5	1,689.0

Profit (loss) for the year	1,007.1	215.2	2,938.5	1,689.0
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	22.8	8.4	29.9	27.4
Net actuarial losses	(14.5)	(30.6)	(14.5)	(30.6)
Income tax effect	2.5	5.2	2.5	5.2

Total other comprehensive income (loss)	10.8	(17.0)	17.9	2.0

Total comprehensive income (loss)	1,017.9	198.2	2,956.4	1,691.0

Attributable to:
Equity holders of the Company	591.9	141.8	1,670.2	1,325.3
Non-controlling interests	426.0	56.4	1,286.2	365.7

	1,017.9	198.2	2,956.4	1,691.0

Earnings (loss) per share attributable to the Company - basic	20.31	5.77	56.33	45.55

Shares outstanding (in thousands) - basic	29,003	29,621	29,527	29,319

Net income (loss) attributable to the Company - diluted	589.1	170.8	1,663.2	1,335.3

Earnings (loss) per share attributable to the Company - diluted	19.88	5.63	54.99	44.27

Shares outstanding (in thousands) - diluted	29,627	30,357	30,244	30,162

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Dec. 31, Sep. 30, 2014, and Dec. 31, 2013

Figures in Million of U.S. dollars (USD) (1)

	Dec. 31, 2014	Sep. 30, 2014	Dec. 31, 2013
	USD	USD	USD
ASSETS
Non-current assets
Available-for-sale financial assets	6.9	6.9	0.3
Property, plant & equipment	427.1	398.8	405.4
Other non-current assets	10.0	10.3	10.5

Total non-current assets	444.0	416.0	416.2

Current assets
Inventories	53.9	54.1	48.1
Accounts and notes receivable	154.3	149.9	130.2
Short-term deposits	8.5	8.3	5.7
Other current assets	25.9	11.1	8.5
Cash and cash equivalents	483.1	453.2	423.2

Total current assets	725.7	676.6	615.7

Total assets	1,169.7	1,092.6	1,031.9

EQUITY AND LIABILITIES
EQUITY
Issued capital	1.1	1.1	1.2
Capital surplus	370.1	368.5	378.0
Treasury stock	(1.7)	—	(9.4)
Retained earnings	78.6	60.1	45.6
Other component of equity	14.5	14.0	13.9

Equity attributable to equity holders of the Company	462.6	443.7	429.3

Non-controlling interests	268.0	253.4	222.3

Total equity	730.6	697.1	651.6

LIABILITIES
Non-current liabilities
Bank loans – non-current portion	144.3	153.0	123.1
Other non-current liabilities	18.6	18.5	18.5

Total non-current liabilities	162.9	171.5	141.6

Current liabilities
Accounts payable and payables to contractors and equipment suppliers	75.4	45.1	57.4
Other current liabilities	97.2	86.4	65.4
Bank loans – current portion	47.7	52.6	91.0
Short-term bank loans	55.9	39.9	24.9

Total current liabilities	276.2	224.0	238.7

Total liabilities	439.1	395.5	380.3

Total equity and liabilities	1,169.7	1,092.6	1,031.9

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$31.60 against US$1.00 as of Dec. 31, 2014. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Dec. 31, Sep. 30, 2014, and Dec. 31, 2013

Figures in Million of NT dollars (NTD)

	Dec. 31, 2014	Sep. 30, 2014	Dec. 31, 2013
	NTD	NTD	NTD
ASSETS
Non-current assets
Available-for-sale financial assets	217.7	217.7	8.6
Property, plant & equipment	13,494.9	12,602.4	12,811.9
Other non-current assets	315.9	324.4	330.4

Total non-current assets	14,028.5	13,144.5	13,150.9

Current assets
Inventories	1,704.7	1,708.3	1,519.4
Accounts and notes receivable	4,876.7	4,735.6	4,114.6
Short-term deposits	269.4	263.5	181.9
Other current assets	819.1	355.3	268.7
Cash and cash equivalents	15,265.2	14,319.6	13,372.8

Total current assets	22,935.1	21,382.3	19,457.4

Total assets	36,963.6	34,526.8	32,608.3

EQUITY AND LIABILITIES
EQUITY
Issued capital	34.0	33.9	37.2
Capital surplus	11,695.2	11,644.2	11,945.8
Treasury stock	(52.5)	—	(297.6)
Retained earnings	2,483.5	1,899.6	1,440.6
Other component of equity	456.6	442.9	438.7

Equity attributable to equity holders of the Company	14,616.8	14,020.6	13,564.7

Non-controlling interests	8,470.2	8,009.2	7,024.9

Total equity	23,087.0	22,029.8	20,589.6

LIABILITIES
Non-current liabilities
Bank loans – non-current portion	4,560.0	4,835.0	3,889.0
Other non-current liabilities	586.9	583.0	584.7

Total non-current liabilities	5,146.9	5,418.0	4,473.7

Current liabilities
Accounts payable and payables to contractors and equipment suppliers	2,382.4	1,427.6	1,815.0
Other current liabilities	3,070.8	2,728.9	2,068.5
Bank loans – current portion	1,508.2	1,662.4	2,874.8
Short-term bank loans	1,768.3	1,260.1	786.7

Total current liabilities	8,729.7	7,079.0	7,545.0

Total liabilities	13,876.6	12,497.0	12,018.7

Total equity and liabilities	36,963.6	34,526.8	32,608.3